SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   172736-10-0
                                 (CUSIP Number)

                                   ----------

        Peter M. Schoenfeld                            Thomas Sandell
P. Schoenfeld Asset Management LLC           Castlerigg Master Investments, Ltd.
    1330 Avenue of the Americas              c/o Sandell Asset Management Corp.
        New York, NY 10019                           65 East 55th Street
                                                     New York, NY 10019

                               Jeffrey E. Schwarz
                       Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                                   20th Floor
                               New York, NY 10021

                                   ----------

                                 with copies to:
                             Robert W. Forman, Esq.
                           Shapiro Forman & Allen LLP
                         380 Madison Avenue, 25th Floor
                               New York, NY 10017
                                  212-972-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |__|.

                                                              Page 1 of 12 Pages


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CUSIP NO. 172736-10-0                                         Page 2 of 12 pages
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                           STATEMENT FOR SCHEDULE 13D

     This statement amends Items 4, 6 and 7 of the Statement to the Schedule 13D filed with the Commission on October 20, 1998 by The Circon Shareholders Committee (the "Committee"), its members and their affiliates and associates (all of the foregoing, the "Reporting Persons") with respect to the common stock of Circon Corporation, a Delaware corporation (the "Company").

Item 4.  Purpose of Transaction.

     On October 20, 1998, the Company announced that three directors (as opposed to two, as had been previously announced) would be elected at the 1998 Annual Meeting of Shareholders scheduled for November 24, 1998 (the "Annual Meeting"). On October 28, 1998, members of the Committee notified the Company of their intent to nominate a third candidate, Lester Hill, for election as a director at the Annual Meeting. From February 1997 through March 10, 1998, Mr. Hill was chairman and chief executive officer of Pacific Scientific Corporation. The Reporting Persons have proposed that the Company appoint Mr. Hill as a director and chief executive officer of the Company and, if the Company does not accept such proposal, the Nominees intend to make that proposal to the Company's board when elected. If Mr. Hill becomes chief executive officer, he has advised members of the Committee that he intends to seek to appoint David Schlotterbeck, who was chief operating officer of Pacific Scientific, as chief operating officer of the Company. Mr. Schlotterbeck was also president and chief operating officer of VitalCom, a medical network manufacturer, and executive vice president of Nellcor, Inc., a medical device maker.

     Certain members of the Committee met with the Company's interim chief executive officer and one of its outside directors on October 23, 1998 in an attempt to resolve the proxy contest. No resolution was reached at that meeting. At such meeting, the Committee proposed that the Company consider, at some future meeting of shareholders, amending its certificate of incorporation to repeal the provisions for a staggered board, and also consider making modifications to the Company's poison pill. The Committee's members intend to continue communicating with the Company's board but, unless a satisfactory resolution regarding the composition of the Company's board is reached, they intend to finalize their proxy materials and solicit proxies in favor of the Committee's Nominees.

     Other than as described above, the Reporting Persons have no present plan or proposal with respect to the Company. Subject to the Agreement described in
Item 6, which generally precludes the sale of Shares of Common Stock until the earlier of the execution of a definitive agreement by the Company providing for the sale of the Company, or the Annual Meeting, each Reporting Person intends to review its investment in the Company on a continuing basis and, depending on various factors, including, without limitation, the Company's performance, the Company's progress toward shareholder value maximization, including the


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CUSIP NO. 172736-10-0                                         Page 3 of 12 pages
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progress of the sale process, the price levels of the Company's Common Stock, conditions in the securities markets and general economic and industry conditions, may take such actions with respect to its investment as it deems appropriate in light of the circumstances then existing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     On October 28, 1998, the Committee and each of its members entered into an agreement with Lester Hill, a copy of which is filed herewith as Exhibit 8 and is incorporated herein by reference.

     On October 23, 1998, the agreement among the Committee Members was amended to substitute Castlerigg as a party for SAMC. As reported in the original
Schedule 13D, Castlerigg is the holder of the Shares beneficially owned by SAMC.

     Except as set forth in this Item 6 and in Item 6 of the Reporting Persons' original Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with respect to the Common Stock of the Company.

Item 7. Material to be Filed as Exhibits.

     8. Agreement among the Committee and its members and Lester Hill, dated October 28, 1998.

     9.   Letter dated October 22, 1998 Amending Agreement Among Committee
          Members.



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CUSIP NO. 172736-10-0                                         Page 4 of 12 pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 1998

                                        P. SCHOENFELD ASSET MANAGEMENT, INC.


                                        By: /s/ Peter M. Schoenfeld
                                           -------------------------------------
                                           Peter M. Schoenfeld

                                        /s/ Peter M. Schoenfeld
                                        ----------------------------------------
                                        PETER M. SCHOENFELD

                                        CASTLERIGG MASTER INVESTMENTS, LTD.
                                          By: Sandell Asset Management Corp.


                                        By: /s/ Thomas Sandell
                                           -------------------------------------
                                           Thomas Sandell


                                        SANDELL ASSET MANAGEMENT CORP.


                                        By: /s/ Thomas Sandell
                                           -------------------------------------
                                           Thomas Sandell


                                         /s/ Thomas Sandell
                                        ----------------------------------------
                                        THOMAS SANDELL


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CUSIP NO. 172736-10-0                                         Page 5 of 12 pages
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                                        METROPOLITAN CAPITAL ADVISORS, INC.


                                        By: /s/ Jeffrey E. Schwarz
                                           -------------------------------------
                                           Jeffrey E. Schwarz
                                           Chief Executive Officer

                                        METROPOLITAN CAPITAL III, INC.


                                        By: /s/ Jeffrey E. Schwarz
                                           -------------------------------------
                                           Jeffrey E. Schwarz
                                           Chief Executive Officer

                                        METROPOLITAN CAPITAL ADVISORS
                                        INTERNATIONAL, LTD.

                                        By: Metropolitan Capital III, L.P.
                                          By: Metropolitan Capital III, Inc.


                                        By: /s/ Jeffrey E. Schwarz
                                           -------------------------------------
                                           Jeffrey E. Schwarz
                                           Chief Executive Officer

                                        /s/ Jeffrey E. Schwarz
                                        ----------------------------------------
                                        JEFFREY E. SCHWARZ

                                        /s/ Karen Finerman
                                        ----------------------------------------
                                        KAREN FINERMAN

                                        BEDFORD FALLS INVESTORS, L.P.
                                        By: Metropolitan Capital Advisors, L.P.
                                         By: Metropolitan Capital Advisors, Inc.


                                        By: /s/ Jeffrey E. Schwarz
                                           -------------------------------------
                                           Jeffrey E. Schwarz
                                           Chief Executive Officer



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CUSIP NO. 172736-10-0                                         Page 6 of 12 pages
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                                  EXHIBIT INDEX

Exhibit Number      Title                                            Page Number

    8.              Agreement among the Committee and its members              7
                    and Lester Hill, dated October 28, 1998.

    9.              Letter dated October 22, 1998 Amending Agreement          12
                    Among Committee Members.



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CUSIP NO. 172736-10-0                                         Page 7 of 12 pages
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EXHIBIT 8

                                    AGREEMENT

     AGREEMENT made this 28th day of October, 1998, by and between the Circon Shareholder Committee (the "Committee"), which consists of Sandell Asset Management Corp. ("Sandell"), Metropolitan Capital Advisors, Inc.
("Metropolitan"), P. Schoenfeld Asset Management LLC ("PSAM"), and Lester Hill ("Nominee"), with respect to the common stock of Circon Corporation, a Delaware corporation (the "Company").

                                R E C I T A L S:

     A. The Committee has been formed for the purpose of nominating two or more persons (the "Nominees") and soliciting proxies for the election of such Nominees as directors at the Company's Annual Meeting of Shareholders.

     B. The Committee has asked, and the Nominee has agreed, to serve as one of the Committee's nominees.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Indemnification. (a) In consideration of serving as a Nominee, the Committee and its member jointly and severally hereby agree to indemnify and hold the Nominee harmless from and against any losses, claims, damages, liabilities, judgments or expenses (including, without limitation, legal fees; collectively "Losses") which relate to or are incurred in connection with the Nominee's serving as a Nominee whenever occurring. Indemnification of any such Losses shall be made as soon as practicable but in any event no later than 15 days after written request is made to the Committee accompanied by supporting documentation. The foregoing indemnification shall specifically include, but shall not be limited to, any Losses that




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CUSIP NO. 172736-10-0                                         Page 8 of 12 pages
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the Nominee may incur in connection with any actual or alleged securities laws violations relating to the contemplated proxy solicitation (other than such violations finally adjudicated to have been the result of the Nominee's willful misconduct).

     (b) If any claims are asserted against the Nominee with respect to which indemnity may be sought from the Committee pursuant to the immediately preceding paragraph, the Nominee shall, within a reasonable time after receipt of notice of such claim, notify the Committee and simultaneously notify its counsel, Shapiro Forman & Allen LLP, 380 Madison Avenue, New York, New York 10017, of the assertion of such claim (but the failure to so notify shall not, except to the extent that the Committee may be materially prejudiced thereby, relieve the Committee from any liability which the Committee may have to the Nominee), and the Committee shall assume the defense thereof, including the employment of counsel selected by the Committee and reasonably acceptable to the Nominee and the payment of all fees and expenses in connection therewith. The Nominee shall have the right to employ separate counsel with respect to any such claim and participate in the defense thereof, but the fees and expenses of such separate counsel shall be at the Nominee's expense, unless (a) the employment of such separate counsel has been specifically authorized in writing by the Committee,
(b) the Committee has failed to timely assume such defense or employ counsel reasonably acceptable to the Nominee, or (c) the parties to any such claim include both the Nominee and any one or more members of the Committee, and the Nominee shall have been advised by counsel that there may be one or more legal defenses available to the Nominee that are different from or additional to those available to any one or more members of the Committee or that there is a conflict of interest between the Nominee and one or more members of the Committee of such a nature that a



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CUSIP NO. 172736-10-0                                         Page 9 of 12 pages
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joint representation of the Nominee and any one or more members of the Committee by the same counsel would not be in the Nominee's best interest (in any of which cases the Committee shall not have the right to assume the defense of such claim, but shall be liable for the reasonable fees and expenses of counsel selected by the Nominee and reasonably acceptable to the Committee). The Committee shall not settle any claim in any manner that would impose any expense, penalty, obligation or limitation on the Nominee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of the Nominee or as materially detrimental to the reputation of the Nominee, without Nominee's prior written consent (which consent shall not be unreasonably withheld).

     2. No Presumptions. For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order, settlement (whether with or without court approval), or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Nominee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

     3. Right to Review. The Nominee shall be given reasonable time to review and comment upon any public statement, announcement, press release, public filing with United States Securities and Exchange Commission or any other governmental authority or national securities exchange, or notice delivered to the Company, in each case made by the Committee or members thereof, or any of their respective affiliates, relating to the Nominees and/or any matter relating to the solicitation of proxies by the Committee to elect one or more of the Nominees and directors of the Company (a "Committee Communication"). In the event any Committee



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CUSIP NO. 172736-10-0                                        Page 10 of 12 pages
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Communication is not approved by the Nominee prior to its public release, public filing or delivery to the Company, the Nominee shall have the right to withdraw as Nominee and terminate this Agreement, and the indemnity provisions contained in Section 1 and the provisions of Sections 2, 6, 7 and 8 shall survive termination of this Agreement.

     4. Support. If one or more of the Nominees is nominated to be elected as a director of the Company at the Company's next Annual Meeting of Stockholders, the members of the Committee agree that they will vote all of voting securities of the Company held or controlled by them for the election of each of the Nominees as directors of the Company, provided however, that in the event cumulative voting is permitted in the election of directors at the Company's next Annual Meeting of Shareholders, the members of the Committee agree that they will vote all of the voting power of all of the voting securities of the Company held or controlled by them for the election of the Nominee (unless such cumulation will prevent the Committee from electing at least two Nominees).

     5. Non-exclusivity, Etc. The rights of the Nominee hereunder shall be in addition to any other rights Nominee may have under any by-law, insurance policy, Delaware General Corporation Law, or otherwise. To the extent that a change in applicable law (whether by statute or judicial decision) would permit greater indemnification by agreement than would be afforded currently under this Agreement, it is the intent of the parties hereto that the Nominee shall enjoy by this Agreement the greater benefits so afforded by such change.

     6. Amendments, Etc. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any



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CUSIP NO. 172736-10-0                                        Page 11 of 12 pages
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other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

     8. Fee. In consideration of the Nominee's agreement to serve as a Nominee through the conclusion of the Meeting, the Committee shall pay the Nominee the sum of $25,000 within two business days of the execution of this Agreement whether or not the Nominee is actually nominated to be a director of the Company.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                                    /s/ Lester Hill
                                        ----------------------------------------
                                                      LESTER HILL

                                        THE CIRCON SHAREHOLDERS COMMITTEE

                                        By: CASTLERIGG MASTER INVESTMENTS, LTD.

                                        By: SANDELL ASSET MANAGEMENT CORP.


                                        By: /s/ Thomas Sandell
                                           -------------------------------------


                                           METROPOLITAN CAPITAL ADVISORS, INC.

                                        By: /s/ Jeffrey Schwarz
                                           -------------------------------------


                                           METROPOLITAN CAPITAL III, INC.

                                        By: /s/ Jeffrey Schwarz
                                           -------------------------------------


                                           P. SCHOENFELD ASSET MANAGEMENT, INC.

                                        By: /s/ Peter Schoenfeld
                                           -------------------------------------

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CUSIP NO. 172736-10-0                                        Page 12 of 12 pages
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                                                                       EXHIBIT 9

                         Sandell Asset Management Corp.
                          c/o Mariner Investment Group
                               65 East 55th Street
                               New York, NY 10021

                                                       October 22, 1998

Metropolitan Capital Advisors, Inc.
Metropolitan Capital III, Inc.
660 Madison Avenue, 20th Floor
New York, NY 10021

P. Schoenfeld Asset Management LLC
1330 Avenue of the Americas
34th Floor
New York, NY 10019

Dear Fellow Committee Members:

     Please accept this letter as an amendment to our agreement dated
October 16, 1998 (the "Agreement") substituting Castlerigg Master Investments Ltd ("Castlerigg"), the holder of the Circon shares attributed to Sandell Asset Management Corp. ("SAMC") for SAMC as a party to the Agreement. Castlerigg hereby agrees to be bound by the terms and conditions of the Agreement.

     Please confirm your acceptance to the foregoing amendment by signing below.

                                        Castlerigg Master Investments Ltd.
                                        By: Sandell Asset Management Corp.


                                        By: /s/ Thomas Sandell
                                           -------------------------------------
                                           Thomas Sandell


AGREED AND ACCEPTED:

Metropolitan Capital Advisors, Inc.

By: /s/ Jeffrey Schwarz
   -------------------------------------

Metropolitan Capital III, Inc.

By: /s/ Jeffrey Schwarz
   -------------------------------------

P. Schoenfeld Asset Management, Inc.

By: /s/ Peter Schoenfeld
   -------------------------------------